UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549

                               FORM 12b-25

                                                 Commission File Number 0-28732

                       NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q
             [ ] Form N-SAR

         For Period Ended: December 31, 1999

         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR

         For the Transition Period Ended:___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION

Full Name of Registrant:                    Hvide Marine Incorporated

Former Name if Applicable:


Address of Principal Executive Office:       2200 Eller Drive, P.O. Box 13038

City, State and Zip Code:                   Ft. Lauderdale, Florida 33316

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]               (a)    The  reasons  described  in  reasonable  detail in Part
                  III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]              (c)      The accountant's statement or other exhibit required
                  by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The registrant operated under the protection of chapter 11 of the U.S. Bankruptcy Code from September 8 through December 15, 1999. As a result of the extensive and complex financial disclosures associated with its emergence from bankruptcy, the registrant is unable to complete the report by the prescribed due date without unreasonable effort and expense.

                  In addition, due to adverse market conditions in its three principal businesses, the registrant anticipates lower than projected earnings for the first quarter of 2000. As a result, the registrant does not expect to be in compliance with certain covenants of its bank credit agreement as of March 31, 2000. The registrant is in discussions with its lending banks concerning an amendment to the credit agreement, the results of which will also resolve the classification of the bank debt on its balance sheet.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Walter S. Zorkers                       (954)                 523-2200
(Name)                                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant reported net income of $21.7 million for the year ended December 31, 1998 and net loss of $52.9 million for the nine months ended September 30, 1999. The registrant estimates that its net loss for the full twelve months will be approximately $95.0 million. The application of "fresh start" accounting principles will include asset writedowns and other charges associated with the registrant's emergence from chapter 11.

                           Hvide Marine Incorporated
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 2000            By:  /s/ WALTER S. ZORKERS
                                        Walter S. Zorkers
                                     Executive Vice President and
                                       Chief Financial Officer